Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mercury Systems, Inc.:

We consent to the use of our report dated August 13, 2015, with respect to the consolidated balance sheets of Mercury Systems, Inc. and subsidiaries as of June 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2015, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of June 30, 2015, incorporated herein by reference.

/s/ KPMG LLP
Boston, Massachusetts
July 25, 2016